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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MIDSTATES PETROLEUM COMPANY, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value
(Title of Class of Securities)

59804T407
(CUSIP Number of Class of Securities)

Scott C. Weatherholt
Executive Vice President—General Counsel & Corporate Secretary
321 South Boston Avenue, Suite 1000
Tulsa, Oklahoma 74103
(918) 947-8550
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Matthew R. Pacey
Michael W. Rigdon
Kirkland & Ellis LLP
609 Main Street, Suite 4500
Houston, TX 77002
(713) 836-3600

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)

$50,000,000	$6,060

(1)
The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to 5,000,000 shares of common stock, par value $0.01 per share, at the offer price of $10.00 per share.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $121.20 per $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐
Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    ☐    third-party tender offer subject to Rule 14d-1.

    ☒    issuer tender offer subject to Rule 13e-4.

    ☐    going-private transaction subject to Rule 13e-3.

    ☐    amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

  If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

    ☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

    ☐    Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

        This Tender Offer Statement on Schedule TO relates to the offer by Midstates Petroleum Company, Inc., a Delaware corporation ("Midstates" or the "Company"), to purchase for cash up to 5,000,000 shares of its common stock, par value $0.01 per share (the "Shares"), at a fixed price of $10.00 per Share, upon the terms and subject to the conditions described in the Offer to Purchase, dated January 14, 2019 (the "Offer to Purchase"), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the "Tender Offer"), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is being filed in accordance with Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all the items of this Schedule TO, and as more particularly set forth below.

Item 1.    Summary Term Sheet.

        The information under the heading "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The name of the issuer is Midstates Petroleum Company, Inc. The address and telephone number of the issuer's principal executive offices are 321 South Boston Avenue, Suite 1000, Tulsa, Oklahoma 74103, (918) 947-8550.

        (b)   The subject securities are Shares of Midstates Petroleum Company, Inc. As of January 11, 2019, there were 25,390,666 Shares issued and outstanding.

        (c)   Information about the trading market and price of the Shares set forth in the Offer to Purchase under the heading "Section 8—Price Range of Shares; Dividends" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a)   The filing person to which this Schedule TO relates is Midstates Petroleum Company, Inc. The address and telephone number of the Company is set forth under Item 2(a) above.

        The names, business addresses and business telephone numbers of the directors, executive officers and controlling persons of the Company are as set forth in the Offer to Purchase under the heading "Section 11—Interests of the Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," and such information is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)   The material terms of the transaction set forth in the Offer to Purchase under the headings "Summary Term Sheet," "Section 1—Number of Shares; Purchase Price; Proration," "Section 3—Procedures for Tendering Shares," "Section 4—Withdrawal Rights," "Section 5—Purchase of Shares and Payment of Purchase Price," "Section 6—Conditional Tender of Shares," "Section 7—Conditions of the Tender Offer," "Section 9—Source and Amount of Funds," "Section 12—Effects of the Offer on the Market for Shares; Registration under the Exchange Act," "Section 14—Material U.S. Federal Income Tax Consequences" and "Section 15—Extension of the Tender Offer; Termination; Amendment" are incorporated herein by reference.

        (b)   Information regarding purchases from officers, directors and affiliates of the Company set forth in the Offer to Purchase under the headings "Summary Term Sheet" and "Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

Item 5.    Past Contracts, Transactions, Negotiations and Agreements.

        (e)   The information set forth in the Offer to Purchase under the headings "Summary Term Sheet" and "Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a)   The information regarding the purpose of the transaction set forth in the Offer to Purchase under the headings "Summary Term Sheet" and "Section 2—Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans" is incorporated herein by reference.

        (b)   The information regarding the treatment of Shares acquired pursuant to the Tender Offer set forth in the Offer to Purchase under the headings "Summary Term Sheet" and "Section 2—Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans" is incorporated herein by reference.

        (c)   Information about any plans or proposals set forth in the Offer to Purchase under the heading "Section 2—Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans" is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)   Information regarding the source of funds set forth in the Offer to Purchase under the heading "Section 9—Source and Amount of Funds" is incorporated herein by reference.

        (b)   Not applicable.

        (c)   Not applicable.

Item 8.    Interest in Securities of the Subject Company.

        (a)   The information set forth under the heading "Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

        (b)   The information set forth under the heading "Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)   The information set forth under the headings "Summary Term Sheet" and "Section 16—Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

        (a)   Not applicable.

        (b)   Not applicable.

Item 11.    Additional Information.

        (a)(1)  The information set forth under the headings "Summary Term Sheet" and "Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference. The Company will amend this

Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2).

        (a)(2)  The information set forth under the heading "Section 13—Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

        (a)(3)  The information set forth under the heading "Section 13—Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

        (a)(4)  Not applicable.

        (a)(5)  There are no material pending legal proceedings relating to the Tender Offer.

        (b)   The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

        The Company will amend this Schedule TO to include documents that the Company may file with the Securities and Exchange Commission after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Tender Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

Item 12.    Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated January 14, 2019.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press release issued by Midstates Petroleum Company, Inc. dated January 14, 2019.

(b)	Not applicable.

(d)(1)	Warrant Agreement, dated as of October 21, 2016 between Midstates Petroleum Company, Inc. and American Stock Transfer & Trust Company, LLC (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on October 27, 2016, and incorporated herein by reference).

(d)(2)	Warrant Agreement, dated as of October 21, 2016, between Midstates Petroleum Company, Inc. and American Stock Transfer & Trust Company, LLC (filed as Exhibit 4.2 to the Company's Current Report on Form 8-K filed on October 27, 2016, and incorporated herein by reference).

Exhibit Number	Description
(d)(3)	Registration Rights Agreement, dated October 21, 2016, between Midstates Petroleum Company, Inc. and certain holders party thereto (filed as Exhibit 10.1 to the Company's Registration Statement on Form 8-A filed on October 21, 2016, and incorporated herein by reference).

(d)(4)	Midstates Petroleum Company, Inc. 2016 Long Term Incentive Plan (filed as Exhibit 10.1 to the Company's Registration Statement on Form S-8 filed on October 24, 2016, and incorporated herein by reference).

(d)(5)	Form of Midstates Petroleum Company, Inc. Director Restricted Stock Unit Agreement (Annual Grant Agreement) (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 29, 2016, and incorporated herein by reference).

(d)(6)	Form of Midstates Petroleum Company, Inc. Director Restricted Stock Unit Agreement Pursuant to the 2016 Long Term Incentive Plan (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on November 29, 2016, and incorporated herein by reference).

(d)(7)	Executive Employment Agreement, effective as of November 1, 2017, by and between Midstates Petroleum Company, Inc. and David J. Sambrooks (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 26, 2017, and incorporated herein by reference).

(d)(8)	Form of Restricted Stock Unit Award Agreement, effective as of November 1, 2017, by and between Midstates Petroleum Company, Inc. and David J. Sambrooks (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on October 26, 2017, and incorporated herein by reference).

(d)(9)	Form of Midstates Petroleum Company, Inc. Executive Performance Stock Unit Agreement Pursuant to the 2016 Long Term Incentive Plan (filed as Exhibit 10.20 to the Company's Annual Report on Form 10-K filed on March 14, 2018, and incorporated herein by reference).

(d)(10)	Form of Midstates Petroleum Company, Inc. Executive Restricted Stock Unit Agreement Pursuant to the 2016 Long Term Incentive Plan (filed as Exhibit 10.21 to the Company's Annual Report on Form 10-K filed on March 14, 2018, and incorporated herein by reference).

(d)(11)	Executive Employment Agreement, dated as of September 17, 2018, by and between Midstates Petroleum Company, Inc. and Richard W. McCullough (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 19, 2018, and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MIDSTATES PETROLEUM COMPANY, INC.
By:	/s/ DAVID J. SAMBROOKS
	Name:	David J. Sambrooks
	Title:	President, Chief Executive Officer and Director

Date: January 14, 2019

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contracts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE